Truewest Corporation
211 West Wall
Midland, Texas 79701

Telephone: 432.682.1761
Facsimile: 432.682.2560

June 9, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Ladies and Gentlemen:

1)
We note that your comment directed us to discover that an inadvertent clerical error was made in the preparation of the Statement of Operations and Comprehensive Loss for the three and six months ended March 31, 2009 through the failure to update the disclosure of our weighted-average number of shares outstanding and in the corresponding discussion of earnings per share in Part I - Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as caused by our reverse and forward stock splits during the reporting period.

We have corrected this inadvertent clerical error and have filed an amended Form 10-Q/A with the changed information on the Statement of Operations and Comprehensive Loss, the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Part I - Item 4, “Controls and Procedures”.

Please contact me should you have any additional questions or comments.

Sincerely,

/s/ Glenn A. Little
Glenn A. Little
President